EXHIBIT 12
GENERAL MOTORS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2007	2006	2005	2004	2003
	(dollars in millions)
Income (loss) from continuing operations	$(43,297)	$(2,423)	$(10,621)	$2,415	$2,450
Income tax expense (benefit)	37,162	(3,046)	(6,046)	(1,297)	498
(Income)/losses of and dividends from nonconsolidated associates	575	182	141	(447)	(346)
Amortization of capitalized interest	48	51	47	79	79

Income (loss) before income taxes, undistributed income of nonconsolidated associates, and capitalized interest	(5,512)	(5,236)	(16,479)	750	2,681

Fixed charges included in income (loss)
Interest and related charges on debt	3,306	16,944	15,606	11,948	9,902
Portion of rentals deemed to be interest	220	301	293	274	267

Total fixed charges included in income (loss) from continuing operations	3,526	17,245	15,899	12,222	10,169

Earnings (losses) available for fixed charges	$(1,986)	$12,009	$(580)	$12,972	$12,850

Fixed charges
Fixed charges included in income (loss)	$3,526	$17,245	$15,899	$12,222	$10,169
Interest capitalized in the period	24	44	45	38	33

Total fixed charges	$3,550	$17,289	$15,944	$12,260	$10,202

Ratios of earnings (losses) to fixed charges				1.06	1.26

Earnings for the twelve months ended December 31, 2007, 2006 and 2005 were inadequate to cover fixed charges. Additional earnings of $5.5 billion for 2007, $5.3 billion for 2006 and $16.6 billion for 2005 would have been necessary to bring the respective ratios to 1.0.